Mark R. Belgya
E-Mail: mark.belgya@jmsmucker.com
Phone: (330) 682-3000
Fax: (330) 684-3112
February 27, 2006
BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Mr. Karl Hiller
Branch Chief, Division of Corporation Finance

	Re:	The J. M. Smucker Company
Form 10-K, filed July 12, 2005
Form 10-Q, filed December 9, 2005
File No. 001-05111
Ladies and Gentlemen:
     On behalf of The J. M. Smucker Company (the “Company”), we are transmitting our response to your correspondence dated February 3, 2006.
     Reference is made to that letter dated February 3, 2006, setting forth the Staff’s comments relating to the Company’s Form 10-K, filed on July 12, 2005, and the Company’s Form 10-Q filed December 9, 2005. Set forth below are the Staff’s comments and the Company’s responses.
Form 10-K for the Fiscal Year Ended April 30, 2005
Derivative Financial Instruments and Market Risk, page 15
1.	Comment: We note your discussion of your market risk related to changes in commodity prices. Item 305 of Regulation S-K requires you to provide quantitative information about market risk as of the end of the latest fiscal year. Please expand your discussion to include quantitative information about your commodity price risk using one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

Response: The Company evaluates the quantitative information relative to commodity price risk at each reporting period in relation to the disclosures under Item 305 of Regulation S-K. Based on a hypothetical, immediate ten percent decrease in commodity prices, the fair value of the Company’s derivative financial instrument portfolio would decrease by approximately $2 million and $1 million at April 30, 2005 and 2004, respectively. In the opinion of the Company’s management, commodity price risk at April 30, 2005 and 2004 is not material to the operating results or financial position of the Company (representing one percent or less of income from continuing operations before income taxes and total assets in both periods). In addition to considering the impact on the financial statements, the Company also considered the magnitude of past market movements and the Company’s expectations about reasonably possible future market movements in determining disclosure requirements.
Statements of Consolidated Cash Flows, page 24
2.	Comment: We note you begin your reconciliation of net cash flows from operating activities with income from continuing operations. Paragraph 28 of SFAS 95 requires you to reconcile net income to net cash flows from operating activities. Please amend your statements of consolidated cash flows accordingly. Additionally, tell us the nature of the amounts you have reported in the line item discontinued operations. Please note the basic disclosure requirement of SFAS 95 (i.e. all cash flows should be reported as either an operating, investing or financing activity) do not support the aggregation of operating, investing and financing cash flows from discontinued operations into a single line item.

Response: The Company advises the Staff that it will revise the Statements of Consolidated Cash Flows in future filings to reconcile net income to net cash flow from operating activities and to allocate items currently presented on a combined basis in the discontinued operations line as appropriate to operating, investing, or financing activity for all affected periods. As guided by the Staff in Mr. Joel Levine’s speech at the 2005 AICPA National Conference on Current SEC and PCAOB Developments (December 5-7, 2005 in Washington, D.C.), the Company will make the necessary revisions to it’s fiscal 2005 third quarter Statement of Consolidated Cash Flow in the Company’s third quarter Form 10-Q to be filed on or before March 13, 2006. The Company will make the necessary revisions to all affected periods in future filings, including the fiscal 2005 Statement of Consolidated Cash Flow in the Company’s Form 10-K filing to be filed on or before July 14, 2006 for the year ended April 30, 2006. As required by the Staff, the statements will be labeled “revised” with further discussion in the footnotes describing the change.
Notes to Consolidated Financial Statements, page 26
3.	Comment: We note your Legal Proceedings disclosure on page 8 of your Form 10-K for the fiscal year ended April 30, 2005 in which you explain the California Environmental Protection Agency is investigating whether one of your properties contributed to the contamination of certain domestic water supply wells. Although we understand you are not able to estimate the full amount of loss, it is unclear whether you have accrued for this item.

If it is at least a reasonable possibility you may incur a loss as a result of this investigation, please disclose within the financial statements the nature of this contingency and an estimate of the possible loss or range of loss. If it is not possible to estimate an amount or range of loss, that fact should be disclosed. In addition, please comply with the applicable disclosure requirements outlined in SAB Topic 5:Y and Chapter 7 of SOP 96-1, and disclose your policy for accounting for environmental related liabilities, if material. Tell us any amounts accrued for this matter, and any amounts quantified by third parties as damages or costs to remediate.

Response: At the time of the filing, the Company was notified only that an investigation would commence and that the Company’s property was one of several properties to be investigated as a possible source of chlorinated volatile organic compounds found in the local ground water. The Company’s operations on the property being investigated do not utilize any materials that could have potentially contributed to any contamination. At the time the Company filed the Form 10-K, there was no claim asserted and the Company did not believe it was probable that an assertion of a claim or assessment would be made by the California Environmental Protection Agency Department of Toxic Substances Control (“CEPA”), nor did the Company conclude that any obligation to pay material amounts as a result of environmental remediation existed or was a reasonable possibility. Accordingly, no loss was accrued and the disclosure requirements, including accounting policy disclosures, outlined in SAB Topic 5:Y and Chapter 7 of SOP 96-1 were not considered applicable. Activity by CEPA subsequent to the initial disclosure has not resolved the source or extent of the contamination, the potential responsible party, or the remediation, if any, that will occur. CEPA testing is still not complete. Subsequent to the Company’s initial notification of the investigation by CEPA, the Company has learned that the former owner’s use of the property in manufacturing activities may have contributed to the contamination. Although the former owner is in Chapter 11 bankruptcy status, language contained in its reorganization plan submitted to the bankruptcy court contains both assumption and indemnity provisions from its parent company that cover both present and future environmental liability, both known and unknown. The Company continues to monitor this situation. The Company continues to conclude that based upon available information, commencement of litigation or assertion of a claim or assessment by CEPA is not currently probable. It is a reasonable possibility that as the current owner of the property, the Company may be named a potential responsible party along with the former owner of the property. However due to the items noted above, the Company does not believe it will incur a liability related to this matter and an accrual is not necessary at this time. Furthermore, given the aforementioned uncertainties, an estimate of a range of loss cannot reasonably be determined. As this matter progresses, the Company will re-evaluate its accounting and disclosure in accordance with SAB Topic 5:Y and SOP 96-1.
     In light of the responses to the Staff’s comments set forth above, the Company respectfully submits that amendments to its prior filings are not required. The Company confirms that it will take the Staff’s comments into account in preparing future filings.
     In connection with this response, the Company acknowledges that:
•	the Company is responsible for the accuracy of the disclosures in the Company’s filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporate Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

     Please direct any questions, comments or requests for additional information to the undersigned at (330) 682-3000 or fax number (330)
684-3112. Thank you for your cooperation and continued attention to this matter.

Regards, THE J. M. SMUCKER COMPANY Mark R. Belgya Vice President, Chief Financial Officer and Treasurer